UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2 Under the Securities Exchange Act of 1934 (Amendment No. 1)*

InfoSpace, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45678T300
(CUSIP Number)

December 31, 2009

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)

[ ]
[ ]

Rule 13d-1(c)
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON
	S.	S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	ALEPH6	LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)	X
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

			SOLE VOTING POWER
	5	.	0
NUMBER OF
SHARES
BENEFICIALLY	6	.	SHARED VOTING POWER
OWNED BY			1,251,688 shares
EACH
REPORTING
PERSON	7	.	SOLE DISPOSITIVE POWER
WITH			0

	8	.	SHARED DISPOSITIVE POWER
			1,251,688 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,251,688 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5% as of December 31, 2009 (based on 35,377,521 shares of Common Stock outstanding as of October 31, 2009, per Form 10-Q dated November 3, 2009)
12.	TYPE OF REPORTING PERSON

OO/HC

CUSIP NO. 45678T300

13G

1.	NAME OF REPORTING PERSON
	S.	S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	PEAK6	LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)	X
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

			SOLE VOTING POWER
	5	.	0
NUMBER OF
SHARES
BENEFICIALLY	6	.	SHARED VOTING POWER
OWNED BY			1,251,688 shares
EACH
REPORTING
PERSON	7	.	SOLE DISPOSITIVE POWER
WITH			0

	8	.	SHARED DISPOSITIVE POWER
			1,251,688 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,251,688 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5% as of December 31, 2009 (based on 35,377,521 shares of Common Stock outstanding as of October 31, 2009, per Form 10-Q dated November 3, 2009)
12.	TYPE OF REPORTING PERSON

OO/HC

CUSIP NO. 45678T300

13G

1.	NAME OF REPORTING PERSON
	S.	S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	PEAK6	Investments, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)	X
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	.	SOLE VOTING POWER
NUMBER OF			0
SHARES
BENEFICIALLY
OWNED BY	6	.	SHARED VOTING POWER
EACH			1,251,688 shares
REPORTING
PERSON	7	.	SOLE DISPOSITIVE POWER
WITH			0

	8	.	SHARED DISPOSITIVE POWER
			1,251,688 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,251,688 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5% as of December 31, 2009 (based on 35,377,521 shares of Common Stock outstanding as of October 31, 2009, per Form 10-Q dated November 3, 2009)
12.	TYPE OF REPORTING PERSON

PN/HC

CUSIP NO. 45678T300

13G

1.	NAME OF REPORTING PERSON
	S.	S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	PEAK6	Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)	X
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

			SOLE VOTING POWER
	5	.	0
NUMBER OF
SHARES
BENEFICIALLY	6	.	SHARED VOTING POWER
OWNED BY			960,688 shares
EACH
REPORTING
PERSON	7	.	SOLE DISPOSITIVE POWER
WITH			0

	8	.	SHARED DISPOSITIVE POWER
			960,688 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
960,688 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7% as of December 31, 2009 (based on 35,377,521 shares of Common Stock outstanding as of October 31, 2009, per Form 10-Q dated November 3, 2009)
12.	TYPE OF REPORTING PERSON

IA

CUSIP NO. 45678T300

13G

1.	NAME OF REPORTING PERSON
	S.	S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	PEAK6	Performance Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)	X
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

			SOLE VOTING POWER
	5	.	0
NUMBER OF
SHARES
BENEFICIALLY	6	.	SHARED VOTING POWER
OWNED BY			960,688 shares
EACH
REPORTING
PERSON
WITH	7	.	SOLE DISPOSITIVE POWER
0

	8	.	SHARED DISPOSITIVE POWER
			960,688 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
960,688 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.7% as of December 31, 2009 (based on 35,377,521 shares of Common Stock outstanding as of October 31, 2009, per Form 10-Q dated November 3, 2009)
12.	TYPE OF REPORTING PERSON

BD/OO

CUSIP NO. 45678T300

13G

1.	NAME OF REPORTING PERSON
	S.	S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Matthew	N. Hulsizer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)	X
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

			SOLE VOTING POWER
	5	.	0
NUMBER OF
SHARES
BENEFICIALLY	6	.	SHARED VOTING POWER
OWNED BY			1,251,688 shares
EACH
REPORTING
PERSON	7	.	SOLE DISPOSITIVE POWER
WITH			0

	8	.	SHARED DISPOSITIVE POWER
			1,251,688 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,251,688 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5% as of December 31, 2009 (based on 35,377,521 shares of Common Stock outstanding as of October 31, 2009, per Form 10-Q dated November 3, 2009)
12.	TYPE OF REPORTING PERSON

IN/HC

CUSIP NO. 45678T300

13G

1.	NAME OF REPORTING PERSON
	S.	S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	Jennifer	Just
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)	X
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

			SOLE VOTING POWER
	5	.	0
NUMBER OF
SHARES
BENEFICIALLY	6	.	SHARED VOTING POWER
OWNED BY			1,251,688 shares
EACH
REPORTING
PERSON	7	.	SOLE DISPOSITIVE POWER
WITH			0

	8	.	SHARED DISPOSITIVE POWER
			1,251,688 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,251,688 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.5% as of December 31, 2009 (based on 35,377,521 shares of Common Stock outstanding as of October 31, 2009, per Form 10-Q dated November 3, 2009)
12.	TYPE OF REPORTING PERSON

IN/HC

CUSIP NO. 45678T300		13	G	Page 9 of 16

Item 1(a)	Name of Issuer:	InfoSpace, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
601 108th Avenue N.E., Suite 1200
Bellevue, Washington 98004
Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

ALEPH6 LLC
141 W. Jackson Boulevard, Suite 500
Chicago, IL 60604
Delaware Limited Liability Company

PEAK6 LLC
141 W. Jackson Boulevard, Suite 500
Chicago, IL 60604
Delaware Limited Liability Company

PEAK6 Investments, L.P.
141 W. Jackson Boulevard, Suite 500
Chicago, IL 60604
Delaware Limited Partnership

PEAK6 Advisors LLC
141 W. Jackson Boulevard, Suite 500
Chicago, IL 60604
Delaware Limited Liability Company

PEAK6 Performance Management LLC
141 W. Jackson Boulevard, Suite 500
Chicago, IL 60604
Delaware Limited Liability Company

Matthew N. Hulsizer
141 W. Jackson Boulevard, Suite 500
Chicago, IL 60604
U.S. Citizen

Jennifer Just
141 W. Jackson Boulevard, Suite 500
Chicago, IL 60604
U.S. Citizen

2	(d)	Title of Class of Securities:

CUSIP NO. 45678T300			13	G	Page 10 of 16

		Common Stock
2	(e)	CUSIP Number:	45678	T300
Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[X]	Broker or dealer registered under Section 15 of the Exchange Act;

		(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;
		(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange
Act;
		(d)	[__]	Investment company registered under Section 8 of the Investment
Company Act;
		(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
		(f)	[__]	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
		(g)	[X]	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
		(h)	[__]	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
		(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
		(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. : []
Item 4		Ownership:
	(a)	Amount beneficially owned:
Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
	(b)	Percent of Class:
Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)	Number of shares as to which such person has: (i) sole power to vote or to direct the vote:

CUSIP NO. 45678T300	13	G	Page 11 of 16

Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
	(ii)	shared power to vote or to direct the vote:
Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
	(iii)	sole power to dispose or to direct the disposition of:
Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
	(iv)	shared power to dispose or to direct the disposition of:
Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.
Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [X]
Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security
Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8	Identification and Classification of Members of the Group:
Not Applicable.
Item 9	Notice of Dissolution of Group:
Not Applicable.
Item 10	Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 45678T300

13G

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 12th day of February, 2010

ALEPH6 LLC

By: /s/ Matthew N. Hulsizer Matthew N. Hulsizer Managing Member

PEAK6 LLC

By: /s/ Matthew N. Hulsizer Matthew N. Hulsizer

Managing Member of ALEPH6 LLC, the Managing General Partner of PEAK6 LLC

PEAK6 INVESTMENTS, L.P.

By: /s/ Matthew N. Hulsizer Matthew N. Hulsizer

Managing Member of ALEPH6 LLC, the General Partner of PEAK6 Investments, L.P.

PEAK6 ADVISORS LLC

By: /s/ Matthew N. Hulsizer Matthew N. Hulsizer

Managing Member of ALEPH6 LLC, the General Partner of the managing member of PEAK6 Advisors LLC

PEAK6 PERFORMANCE MANAGEMENT LLC

By: /s/ Matthew N. Hulsizer Matthew N. Hulsizer

Managing Member of ALEPH6 LLC, the General Partner of the managing member of PEAK6 Performance Management LLC

CUSIP NO. 45678T300

13G

/s/ Matthew N. Hulsizer___
Matthew N. Hulsizer

/s/ Jennifer Just_________
Jennifer Just

CUSIP NO. 45678T300

13G

INDEX TO EXHIBITS

Exhibit No.	Exhibit
-----------	-------

99.1	Joint Filing Agreement

CUSIP NO. 45678T300

13G

EXHIBIT 99.1

February 12, 2010

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, ALEPH6 LLC, PEAK6 LLC, PEAK6 Investments, L.P., PEAK6 Advisors LLC, PEAK6 Performance Management LLC, Matthew N. Hulsizer and Jennifer Just, each hereby agree to the joint filing of this statement on Schedule 13G (including any and all amendments hereto). In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13G filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

ALEPH6 LLC

By: /s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member

PEAK6 LLC

By: /s/ Matthew N. Hulsizer Matthew N. Hulsizer

Managing Member of ALEPH6 LLC, the Managing General Partner of PEAK6 LLC

PEAK6 INVESTMENTS, L.P.

By: /s/ Matthew N. Hulsizer Matthew N. Hulsizer

Managing Member of ALEPH6 LLC, the General Partner of PEAK6 Investments, L.P.

PEAK6 ADVISORS LLC

By: /s/ Matthew N. Hulsizer Matthew N. Hulsizer

Managing Member of ALEPH6 LLC, the General Partner of the managing member of PEAK6 Advisors LLC

PEAK6 PERFORMANCE MANAGEMENT LLC

By: /s/ Matthew N. Hulsizer Matthew N. Hulsizer

Managing Member of ALEPH6 LLC, the General Partner of the managing member of

CUSIP NO. 45678T300

13G

PEAK6 Performance Management LLC

/s/ Matthew N. Hulsizer___ Matthew N. Hulsizer

/s/ Jennifer Just_________ Jennifer Just